Gmail

Cory Casilio <cory@terratechnologies.co>

[Test] Become an Owner in Yelli

Yelli <Danielle@yelliapp.com> Fri, Jun 2, 2023 at 2:24 PM
Reply-To: us5-aec6eb9613-5f874e73ae@inbound.mailchimp.com
To: cory@yelliapp.com

Hello,

We're about to launch a Community Round – what does that mean?

This means we're letting our customers and supporters become investors in Yelli for a minimum investment of $100.

We decided to host a Community Round for Yelli on Wefunder to share the upside of our success with the people who know us best: our supporters, friends, and customers. You are our foundation.

We're inviting you to become an investor in Yelli, before we open this investing round up to the public–giving you priority access before we open to the public + VC's and sell out. Rather than sharing the fruits of our growth with only a small group of millionaire investors, we want to give our supporters and restaurant people a piece of the pie.

Our Community Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone—whether or not they're an accredited investor—to become an angel investor in our company.

We're launching today! Will you join us?

Go to the Yelli Wefunder page here to find out more and become an owner in Yelli.



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
5101 Santa Monica Blvd, Suite 190
Los Angeles, CA 90029

Gmail

Cory Casilio <cory@terratechnologies.co>

[Test] Why should you invest in our Community Round?

Yelli <Danielle@yelliapp.com>
Reply-To: us5-aec6eb9613-700120c531@inbound.mailchimp.com
To: cory@yelliapp.com

Fri, Jun 2, 2023 at 2:25 PM

Hello,

Yesterday, we announced our Community Round, and invited you to invest in Yelli.

You may be thinking "Ok, I can invest in Yelli but why should I, and how does that work?"

Below we've outlined some answers to your possible questions and concerns to make you feel as comfortable with the process as possible:

- Why should you invest? Investing in startups can earn big returns, though investing shouldn't be solely about that. To invest in something as risky as a startup, you should feel something extra, beyond just the business model. You're investing because you believe in our product, our founder, and our future, and want to be instrumental to our growth and success. You should only invest as much money as you are comfortable losing.
- Is my money safe? How does this work? Your investment will be made through Wefunder, an SEC-regulated platform that keeps your money safe at all times. Payment options include: bank transfers (US only), checks (for $1000+ investments), credit card, Apple Pay, Google Pay, or wire transfer (international investors only). Check out all of the info on making an investment here.
- Is it ok to invest a small amount? Absolutely! Even $100 can make a difference. $100 invested in Airbnb in the beginning would leave you with $1.24M today (that's an extreme example and not all investments will turn out this way)!
- What if I'm an international investor? Wefunder can accept investments from anywhere in the world other than Quebec, Alberta, and Ontario. Check out the investment process for international investors here.

We launched the private stage of our Wefunder round yesterday.

Go to the Yelli Wefunder page here to find out more and become an owner in Yelli and get in on the special bonus reserved for the first investors!





Founder, CEO, CTO

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
5101 Santa Monica Blvd, Suite 190
Los Angeles, CA 90029

Want to change how you receive these emails?
You can update your preferences or unsubscribe

Gmail

Cory Casilio <cory@terratechnologies.co>

[Test] Yelli's Community Round is Live!

The Yelli Team <Danielle@yelliapp.com> Fri, Jun 2, 2023 at 2:25 PM
Reply-To: us5-aec6eb9613-b7ab94ab43@inbound.mailchimp.com
To: cory@yelliapp.com

Our Wefunder campaign is now live! You're invited to join our exclusive private round before we go live to the public.

We expect to sell out, so we're giving our biggest supporters an opportunity to get in first.

Check out our Wefunder page (don't miss the Investor Perks!) and invest here: wefunder.com/yelliapp/

In the past year, Yelli has achieved a lot:

- Yelli Launched with our premier version 1.0.
- We reached our first goal of 50+ Restaurants using Yelli.
- We did extensive user research and have designed Yelli Version 2.0.

...and we're so excited to do even more!

This round of funding will allow us to:

- Develop and Launch Version 2.0.
- Put Yelli in the hands of more restaurant workers everywhere!
- Develop, Design and implement more features and improvement.

We are really excited about the growth that Yelli has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming year, with your help!



Danielle Casilio
Founder, CEO, CTO

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
5101 Santa Monica Blvd, Suite 190
Los Angeles, CA 90029

Close Friends and Family - Initial Contact

Hi [name],

[personal first line]

We are opening a funding round for Yelli and would love to have you join the round as an early investor. We've launched privately here: wefunder.com/yelliapp/. Let me know when you would be free to chat about it in the next few days.

Thanks so much!

> Disclaimer until all legal and paperwork is done:
>
> We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Close Friends and Family - Followup

Hi [firstname], wanted to follow up. Let me know if you'd be open to investing early in our round. It's easy and you can invest for a small amount. Check out the details here Wefunder/Yelli. I'm also happy to explain more and we can catch up too. Set up a time here. Thanks so much!

> Disclaimer until all legal and paperwork is done:
>
> We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Not as close friends, family, business contacts: (may not know about Yelli) - Initial

Hi {firstname},

{Personal line}

As you may know Yelli has been live for over a year with more than 50 restaurant teams using our platform and giving feedback. As a result of that we have completed designing version 2.0. We're about to open a community funding round to develop and launch the new version.

Would you be interested in investing early? I'm also happy to share more on a 15-minute call—feel free to schedule a time here.

Thanks so much.

> Disclaimer until all legal and paperwork is done:
>
> We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Not as close friends, family, business contacts: (may not know about Yelli) - Followup

Hi {firstname},

Following up on my last message.

Would you be interested in joining our funding round as an early investor? We're currently accepting investments at wefunder/Yelli.

Or, feel free to schedule a 15-minute chat with me, I'd love to share more with you.

Thanks so much!

Hi {firstname},

Following up on my last message.

Would you be interested in joining our funding round as an early investor? We're currently accepting investments at wefunder/Yelli.

Or, feel free to schedule a 15-minute chat with me, I'd love to share more with you.

Thanks so much!

> Disclaimer until all legal and paperwork is done:
>
> We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Others - Customers, users, etc. - Initial Contact

Hi {firstname},

{Personal touch}

Exciting news: we just launched our community round on Wefunder.

As you may know, I am part of Yelli: The training app for restaurants. We have been live for a year helping to make the lives of restaurant workers a little better.

Over the past year we've:

Helped over 50 teams and 800+ users train, communicate and organize in their restaurants.
Completed an extensive user feedback and customer research effort.
Finished technical designs for a greatly expanded version 2.0 of Yelli

Of course, we couldn't have done it without your support. That's why we wanted to give our { community / customers / supporters / partners } the chance to invest in Yelli and share in our future upside!

We'd love to invite you to join our exclusive private round before we go live to the public. You can check out our Wefunder page here.

We're so grateful for your support.

Questions? Feedback? We'd love to hear from you – shoot us an email or book a meeting here.

All the best,

> Disclaimer until all legal and paperwork is done:
>
> We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Others - Customers, users, etc. - Followup

Hi {firstname},

Following up on my last message.

Would you be interested in joining our funding round as an early investor? We're currently accepting investments at wefunder/Yelli.

Or, feel free to schedule a 15-minute chat with me, I'd love to share more with you.

Thanks so much!

Disclaimer until all legal and paperwork is done:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

For Immediate Release

Terra Tech LLC
5101 Santa Monica Blvd, Suite 190
Los Angeles, CA 90029
323-248-1345
Terratechnologies.co
Yelliapp.com

SERVER CREATED TRAINING APP OPENS CROWDFUNDING ROUND

Los Angeles, CA: June 20, 2023 Terra Tech LLC announced an open crowdfunding round on Wefunder for their restaurant training and communication app Yelli.

Available nationwide the Yelli app is a mobile and desktop app designed to solve the challenges of training and managing serving and restaurant staff. Created by a waitress to make life better for restaurant workers, Yelli is among the first to use mobile technology to offer real-time communication and training to restaurant workers and managers.

Rather than sharing the fruits of their growth with only a small group of rich investors, the Yelli team is choosing to give their supporters and the public the opportunity to invest in Yelli with a minimum investment of only $100.

All the details can be found at https://wefunder.com/yelliapp/

Yelli is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

About Terra Tech LLC
Terra Tech LLC is an App creation company focused on making work and life better through organized communication. Terra Tech is bringing application technology to the restaurant industry to change the way restaurants train, communicate and organize with its premier product "Yelli". Terra Tech is poised to change the way restaurant managers and workers organize, learn and communicate. The company is located in Los Angeles California. To learn more visit Yelliapp.com.

Media Contact: Danielle Casilio
323-248-1345
Danielle@Yelliapp.com



Gmail

Cory Casilio <cory@terratechnologies.co>

[Test] 48 hours left to invest!

1 message

The Yelli Team <Contact@yelliapp.com> Tue, Jul 11, 2023 at 11:19 AM
Reply-To: us5-aec6eb9613-c572f8d272@inbound.mailchimp.com
To: cory@yelliapp.com

Hi,

Help us close out our Community Round with a bang! 💥

In the last {X time}, we've raised {$XXX,XXX} from our day-one supporters, fans, customers, community, and friends. This funding will help us build the next chapter of Yelli—giving us the proper working capital to build version 2.0 of Yelli, put it in even more restaurants and help make the lives of even more restaurant workers easier!

If you've already invested in our campaign, thank you. We are so grateful for your support and contribution, no matter the check size.

If you haven't invested yet, what are you waiting for! There's still room in this round to get involved.

Click here to Invest in Yelli Now


Danielle Casilio
Founder, CEO, CTO

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
5101 Santa Monica Blvd, Suite 190
Los Angeles, CA 90029

Want to change how you receive these emails?
You can update your preferences or unsubscribe

Gmail **Cory Casilio <cory@terratechnologies.co>**

[Test] Yelli Wefunder Community Round Update

1 message

The Yelli Team <Contact@yelliapp.com> Tue, Jul 11, 2023 at 11:19 AM
Reply-To: us5-aec6eb9613-0b53589cd3@inbound.mailchimp.com
To: cory@yelliapp.com

Hello,

Our Wefunder Community Round is still going strong! So far we have raised.

We're so grateful for everyone that has joined us so far.

Have you gotten involved yet? We are getting close to our goal and once it is reached the opportunity to become part of Yelli will no longer be available.

We hope that you will join us in this round and help us achieve our goal!

Click here to ***Invest in Yelli Now***


Founder, CEO, CTO

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
5101 Santa Monica Blvd, Suite 190
Los Angeles, CA 90029

Want to change how you receive these emails?
You can update your preferences or unsubscribe

Gmail **Cory Casilio <cory@terratechnologies.co>**

[Test] Only 3 days left before our Early Bird Valuation expires!

1 message

The Yelli Team <Contact@yelliapp.com> Tue, Jul 11, 2023 at 11:19 AM
Reply-To: us5-aec6eb9613-a1b651570d@inbound.mailchimp.com
To: cory@yelliapp.com

Hello,

Our Wefunder Community Round is still going strong! We're so grateful for the positive response so far.

Have you gotten involved yet? There's only 3 days left before our Early Bird offering expires. Once this date passes there won't be another chance to get this deal!

We hope that you will join us in this round and help us achieve our goal!

Click here to Invest in Yelli Now



Founder, CEO, CTO

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
5101 Santa Monica Blvd, Suite 190
Los Angeles, CA 90029

Want to change how you receive these emails?
You can update your preferences or unsubscribe

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

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